EXHIBIT 99.1

Internet Gold Reports Fourth Quarter and Full Year 2012 Financial Results

- Continued On-Track Progress Driven By Bezeq’s Continued Strong Cash Generation -

Ramat Gan, Israel – March 14, 2013 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the fourth quarter and year ended December 31, 2012.

Bezeq’s results: For the fourth quarter of 2012, the Bezeq Group reported revenues of NIS 2.45 billion ($ 656 million) and operating profit of NIS 772 million ($ 207 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 1.1 billion ($ 304 million), representing an EBITDA margin of 46%. Net income for the period attributed to the shareholders of Bezeq totaled NIS 519 million ($ 139 million). Bezeq's cash flow from operating activities totaled NIS 1 billion ($ 268 million) during the fourth quarter of 2012.

Cash Position: As of December 31, 2012, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 179 million ($ 48 million), its unconsolidated gross debt was NIS 1 billion ($ 276 million) and its unconsolidated net debt was NIS 850 million ($ 228 million).

Internet Gold's Unconsolidated Balance Sheet Data*

In millions

			Convenience
			translation into
			U.S. dollars
	December 31,		(Note A)
	2012	2011	2012
	NIS	NIS	US$
Short term liabilities	137	135	37
Long term liabilities	892	985	239
Total liabilities	1,029	1,120	276
Cash and cash equivalents	179	343	48
Total net debt	850	777	228

* Does not include the balance sheet of B Communications.

Dividends from Bezeq: On October 10, 2012, Internet Gold's subsidiary, B Communications Ltd., received two dividend payments from Bezeq which together totaled NIS 464 million ($ 124 million). These dividend payments included a current dividend of NIS 309 million ($ 83 million), representing B Communications’ share of Bezeq’s net profit for the first half of 2012, and a special dividend of NIS 155 million ($ 41 million), representing B Communications’ share of the fourth installment of six special NIS 500 million ($ 134 million) special dividend payments declared by Bezeq and approved by its shareholders in 2011.

In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of profits for the second half of 2012 as a cash dividend of NIS 861 million ($ 231 million) to shareholders. Together with the regular dividend, Bezeq will make the fifth installment of the special dividend of NIS 500 million ($ 134 million). The total dividend to be distributed will be NIS 1.361 billion ($ 365 million, or approximately NIS 0.50 per share). The regular dividend, which is subject to shareholder approval, is expected to be paid together with the special dividend on May 13, 2013 to shareholders of record as of May 1, 2013. B Communications share of the dividend distribution is expected to be approximately NIS 422 million ($ 113 million).

Internet Gold’s Fourth Quarter and Full Year Consolidated Financial Results

Internet Gold's revenues for the fourth quarter of 2012 were NIS 2,449 million ($ 656 million), an 8% decrease compared to NIS 2,650 million reported in the fourth quarter of 2011. For the full year 2012, Internet Gold’s revenues totaled NIS 10,278 million ($ 2,753 million), a 10% decrease compared to NIS 11,376 million reported in 2011. For both the current and the prior-year periods, Internet Gold's revenues consisted almost entirely of its share of Bezeq’s revenues.

During the fourth quarter of 2012, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 160 million ($ 43 million). From April 14, 2010, the acquisition date of its interest in Bezeq, until the end of the fourth quarter of 2012, B Communications has amortized approximately 55% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to both its and Internet Gold’s audited financial reports, as well as to future financial statements.

Financial expenses, net: Internet Gold’s unconsolidated net financial expenses for the fourth quarter of 2012 were nil. These expenses consisted primarily of expenses related to its publicly traded debentures, which totaled NIS 7 million ($ 2 million) that were offset by financial income of NIS 7 million ($ 2 million) generated from short term investments. The decrease in financial expenses recorded in the fourth quarter of 2012 was attributable to the 0.66% decrease in the Israeli CPI, to which the Company’s debt is linked.

Internet Gold’s unconsolidated net financial expenses for 2012 were NIS 57 million ($ 15 million). These expenses consisted primarily of expenses related to its publicly traded debentures, which totaled NIS 74 million ($ 20 million) that were offset partially by financial income of NIS 19 million ($ 5 million) generated from short term investments.

Internet Gold's net profit attributable to shareholders for the fourth quarter totaled NIS 56 million ($ 15 million), compared to a net loss attributable to shareholders of NIS 117 million reported in the fourth quarter of 2011. For the full year 2012, Internet Gold’s net loss attributable to shareholders totaled NIS 88 million ($ 24 million), compared to a net loss of NIS 266 million in 2011.

Internet Gold’s Unconsolidated Financial Results

In millions
			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2012	2011	2012	2012	2011	2012
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial expenses, net	-	(10)	-	(57)	(83)	(15)
Other expenses	(1)	(12)	-	(4)	(10)	(1)
Interest in Bcom's net profit (loss)	57	(95)	15	(27)	(173)	(8)
Net profit (loss)	56	(117)	15	(88)	(266)	(24)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “Against the backdrop of an exceedingly challenging communications market, the stable platform and unique strength of Bezeq, our base asset, continued to prove its long-term cash-generating power. Based on our strong base asset we believe the current debt situation will improve in the future and we are confident in our ability to service our debt. We currently have sufficient cash reserves on hand to service our debt until September 2014 and we believe that our subsidiary, B Communications, will be able to distribute dividends prior to that date. In the quarters ahead, we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

The financial results presented in this press release are preliminary unaudited financial results. The final and complete results for the fourth quarter and full year ended December 31, 2012 will be published when the Company publishes its audited financial reports and files its Annual Report on Form 20-F for 2012.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the Bezeq Group consolidated financial report for the fourth quarter and year ended December 31, 2012. For a full discussion of the Bezeq Group’s results for the fourth quarter and full year of 2012, please refer to Bezeq’s website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Revenues	2,449	2,650	(7.6)%	10,278	11,373	(9.6)%
Operating profit	772	698	10.6%	3,035	3,242	(6.4)%
EBITDA	1,133	1,053	7.6%	4,471	4,637	(3.6)%
EBITDA margin	46.3%	39.7%		43.5%	40.8%
Net profit attributable to Bezeq shareholders	519	524	(1.0)%	1,858	2,066	(10.1)%
Diluted EPS (NIS)	0.19	0.19	0.0%	0.68	0.76	(10.5)%
Cash flow from operating activities	1,002	859	16.6%	4,014	3,186	26.0%
Payments for investments, net	192	544	(64.7)%	1,235	1,637	(24.6)%
Free cash flow 1	810	315	157.1%	2,779	1,549	79.4%
Net debt/EBITDA (end of period) 2	1.79	1.57		1.79	1.57
Net debt/shareholders' equity (end of period)	3.25	2.75		3.25	2.75

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2012 amounted to NIS 10.28 billion compared to NIS 11.37 billion in 2011, a decrease of 9.6%. The reduction in the Bezeq Group’s revenues was primarily due to a decrease in revenues from its cellular segment, specifically due to a reduction in revenues from handset sales (decrease of NIS 704 million) together with a decrease in revenues from cellular services (decrease of NIS 376 million). Bezeq Group’s revenues in the fourth quarter of 2012 amounted to NIS 2.45 billion compared to NIS 2.65 billion in the corresponding quarter of 2011, a decrease of 7.6%.

Operating profit of the Bezeq Group in 2012 amounted to NIS 3.04 billion compared to NIS 3.24 billion in 2011, a decrease of 6.4%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2012 amounted to NIS 4.47 billion (EBITDA margin of 43.5%) compared to NIS 4.64 billion (EBITDA margin of 40.8%) in 2011, a decrease of 3.6%. Net profit attributable to Bezeq’s shareholders amounted to NIS 1.86 billion compared to NIS 2.07 billion in 2011, a decrease of 10.1%. Overall, the decline in profitability metrics was due to a decrease in profitability of the cellular segment, partially offset by a decrease in a provision for employee retirement.

Operating profit of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 772 million, compared to NIS 698 million in the corresponding quarter of 2011, an increase of 10.6%. EBITDA of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 1.13 billion (EBITDA margin of 46.3%), compared to NIS 1.05 billion (EBITDA margin of 39.7%) in the corresponding quarter of 2011, an increase of 7.6%. The increase in operating profit and EBITDA was primarily due to an increase in gains from the sale of real estate and copper as well as a reduction in a provision for employee retirement compared to the fourth quarter of 2011. Net profit attributable to Bezeq’s shareholders in the fourth quarter of 2012 amounted to NIS 519 million compared to NIS 524 million in the corresponding quarter of 2011, a decrease of 1.0%. The minor decline in net profit was due to the increase in corporate tax expenses.

Cash flow from operating activities of the Bezeq Group in 2012 amounted to NIS 4.01 billion compared to NIS 3.19 billion in 2011, an increase of 26.0%. Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 1.00 billion compared to NIS 859 million in the corresponding quarter of 2011, an increase of 16.6%. The increase was primarily due to improved working capital in the cellular segment as a result of a decrease in trade receivables.

Free cash flow of the Bezeq Group in 2012 amounted to NIS 2.78 billion compared to NIS 1.55 billion in 2011, an increase of 79.4%. Free cash flow of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 810 million compared to NIS 315 million in the corresponding quarter of 2011, an increase of 157.1%. The increase in free cash flow was due to an increase in cash flow from operating activities as well as the completion of major infrastructure projects initiated in prior years specifically Bezeq’s NGN and submarine cable.

As of December 31, 2012, the Bezeq Group’s gross financial debt was NIS 9.55 billion, compared to NIS 9.58 billion as of December 31, 2011. The Bezeq Group’s net financial debt was NIS 8.00 billion compared with NIS 7.28 billion as of December 31, 2011. At December 31, 2012, the Bezeq Group's net financial debt to EBITDA ratio was 1.79, compared with 1.57 at December 31, 2011.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2012 (NIS 3.733 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31

(In millions)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
	2011	2012	2012
	NIS	NIS	US$

Assets
Cash and cash equivalents	1,447	869	233
Investments including derivatives	1,548	1,550	415
Trade receivables	3,059	2,927	784
Other receivables	294	332	89
Inventory	204	123	33
Assets classified as held-for-sale	167	164	44

Total current assets	6,719	5,965	1,598

Investments including derivatives	119	90	24
Long-term trade and other receivables	1,499	1,074	288
Property, plant and equipment	7,143	6,630	1,776
Intangible assets	8,085	7,091	1,900
Deferred and other expenses	412	401	107
Investment in equity - accounted investees (mainly loans)	1,059	1,005	269
Deferred tax assets	223	126	34

Total non-current assets	18,540	16,417	4,398

Total assets	25,259	22,382	5,996

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31

(In millions)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
	2011	2012	2012
	NIS	NIS	US$

Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,306	1,676	449
Trade payables	892	793	212
Other payables including derivatives	846	746	200
Dividend payable	669	669	179
Current tax liabilities	499	545	146
Provisions	186	155	42
Employee benefits	389	258	69

Total current liabilities	4,787	4,842	1,297

Debentures	6,388	5,906	1,581
Bank loans	6,753	6,453	1,729
Loans from institutions and others	544	540	145
Dividend payable	636	-	-
Employee benefits	229	246	66
Other liabilities	186	67	18
Provisions	69	66	18
Deferred tax liabilities	1,426	1,054	282

Total non-current liabilities	16,231	14,332	3,839

Total liabilities	21,018	19,174	5,136

Equity
Total deficit attributable to Company's shareholders	(27)	(132)	(35)
Non controlling interest	4,268	3,340	895
Total equity	4,241	3,208	860

Total liabilities and equity	25,259	22,382	5,996

Internet Gold - Golden Lines Ltd.

Consolidated Statements of income for the year ended December 31

(In millions except per share data)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
	2011	2012	2012
	NIS	NIS	US$

Revenues	11,376	10,278	2,753

Cost and expenses
Depreciation and amortization	2,984	2,805	751
Salaries	2,122	1,986	532
General and operating expenses	4,468	3,994	1,069
Other operating expenses (income), net	323	(16)	(4)

	9,897	8,769	2,348

Operating income	1,479	1,509	405

Finance expenses, net	580	433	116

Income after financing expenses, net	899	1,076	289

Share in losses of equity - accounted investees	216	245	66

Income before income tax	683	831	223

Income tax	653	406	109

Net income for the year	30	425	114

Income (loss) attributable to:
Owners of the Company	(266)	(88)	(23)
Non-controlling interest	296	513	137

Net income for the year	30	425	114

Loss per share, basic	(13.56)	(4.68)	(1.25)

Loss per share, diluted	(13.60)	(4.70)	(1.26)

Internet Gold - Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group operating income to EBITDA:

In millions

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
			Year ended
	Year ended December 31,		December 31,
	2011	2012	2012
	NIS	NIS	US$

Operating income	3,242	3,035	813
Depreciation and amortization	1,395	1,436	385

EBITDA	4,637	4,471	1,198

Free Cash Flow

The following table shows the calculation of the Bezeq Group free cash flow:

In millions

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
			Year ended
	Year ended December 31,		December 31,
	2011	2012	2012
	NIS	NIS	US$

Cash flow from operating activities	3,186	4,014	1,075
Purchase of property, plant and equipment	(1,548)	(1,271)	(341)
Investment in intangible assets and deferred expenses	(355)	(269)	(72)
Proceeds from the sale of property, plant and equipment and refund from the Ministry of Communications	266	305	82

Free cash flow	1,549	2,779	744